United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale announces completion of strategic partnership agreement with Manara Minerals

Rio de Janeiro, April 30th, 2024 – Following approval from the relevant regulatory authorities, Vale S.A. (“Vale” or “Company”) is pleased to announce the completion of its approximately US$2.5 billion sale to Manara Minerals, a joint venture between Ma’aden and Saudi Arabia’s Public Investment Fund, under which Manara Minerals will acquire 10% of Vale Base Metals Limited (“VBM”).

This strategic partnership, first announced in July 2023, will accelerate value generation from the best-in-class set of assets and projects VBM has across its portfolio, allowing VBM to help advance the global energy transition at a faster pace and at scale across the key critical mineral jurisdictions where it operates. Over the next decade, VBM is expected to invest in new projects across Brazil, Canada and Indonesia, moving towards a significant increase in copper production from 350kt/year to 900kt/year and in nickel production from 175kt/year to 300kt/year.

In July 2023, Vale S.A. also announced an agreement on a strategic partnership with Engine No. 1 under which the U.S.-based investment firm would own a 3% equity stake in VBM. Following further negotiations in recent months, both sides have agreed not to move forward with the previously agreed terms and conditions but remain open to future partnerships. Engine No. 1 is a valued partner whose commitment to creating sustainable infrastructure and supply chains is complementary to Vale’s mission as a responsible critical materials provider.

“We are proud to close a major milestone in our Energy Transition Metals platform, following a successful business carve-out. This strategic investment by Manara reflects the confidence in our unique mineral endowment and in our ability to deliver metals needed for the energy transition. Manara brings mining experience and is a key strategic partner with a shared long-term view”, said Eduardo Bartolomeo, Vale’s CEO.

Mark Cutifani, Chair of VBM, said, “We are pleased to officially welcome Manara Minerals as a strategic partner in Vale Base Metals as we look to unlock operational and financial value from our high-quality portfolio of assets and position ourselves as the leading energy transition materials company, and we look forward to potential future cooperation with Engine No. 1.”

Bob Wilt, Vice Chairman, Manara Minerals, and CEO, Ma’aden, said: “As the inaugural investment made by Manara, our partnership with VBM is a strong statement of the company’s ambition and mandate to globally source minerals that are vital for sustainable and diversified economic growth. We will continue to build mining as the third pillar of the Saudi economy, and we look forward to working with VBM at a time when critical minerals have never been more important.”

Gustavo Duarte Pimenta

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Mariana Rocha: mariana.rocha@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

Pedro Terra: pedro.terra@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: April 30, 2024		Director of Investor Relations